WESTERN POWER & EQUIPMENT CORP.
                              6407-B N.E. 117TH AVE
                               VANCOUVER, WA 98662


                                                                January 11, 2006

VIA EDGAR AND FACSIMILE TRANSMISSION - (202) 772-9368
-----------------------------------------------------
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Ms. Pamela A. Long

            Re:  WESTERN POWER & EQUIPMENT CORP. (THE "COMPANY")
                 FORM S-1 REGISTRATION STATEMENT
                 FILE NO. 333-126854
                 -------------------

Dear Ms. Long:

            Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may become effective at 4:00 p.m. Eastern Standard Time, on Friday, January 13, 2006, or as soon thereafter as practicable.

            In connection herewith, the Company hereby acknowledges that:

            o Should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

            o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

            o The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the deferral securities laws of the United States.


                                            WESTERN POWER & EQUIPMENT CORP.



                                            By: /s/ C. Dean McLain
                                                -----------------------
                                                C. Dean McLain
                                                Chief Executive Officer